Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004-1482 Telephone: 212-837-6000 Fax: 212-422-4726 hugheshubbard.com

                July 12, 2011

By EDGAR

Securities and Exchange Commission
100 F St., N.E.
Washington DC 20549
Attention:  John Reynolds

Re:          Benihana Inc.
Registration Statement on Form S-4 Filed June 9, 2011
File No. 333-174815

Ladies and Gentlemen:

On behalf of our client, Benihana Inc. (the “Company”), set forth below are responses to the comment letter dated July 6, 2011 from the staff regarding the above-captioned registration statement filed by the Company under the Securities Act of 1933 (the “Registration Statement”).  The numbered paragraphs and headings below correspond to the headings and numbers in the comment letter.  Simultaneously herewith, we are filing Amendment No. 1 to the Registration Statement (the “Amendment”).  Please note that since the Amendment, unlike the original filing, relates to a future record date, share and related amounts as of such record date are current and bracketed.   For your reference, following each numbered comment, we have reproduced in italics the response that corresponds thereto.

 General

1.           Please revise each reference to “two abstentions” to indicate which directors abstained and to indicate, if true, that these directors were elected by the Class A stockholders.

The requested disclosure has been provided on pages i, ii, 16, 17, 24, 26 and 28 of the prospectus/proxy statement.

 Questions and Answers About the Special Meeting, page 5

2.           Please add a question and answer to explain how the board of directors determined the ratio of one share of Common Stock for each share of Class A Common Stock in the Reclassification. We note, for example, the historical trading prices of the two classes disclosed on page 6 and the vote dilution for existing holders of Common Stock discussed on page 11.

The requested disclosure has been provided on pages 6-7 of the prospectus/proxy statement in the Amendment.

Signatures, page II-4

3.           Please revise the second half of the signature page to have it signed by someone with the indicated capacity of either principal accounting officer or controller.

The requested revision has been made on page II-4.

Exhibit 5.1

4.           Please revise to remove assumption vii from the third paragraph. It appears that this is a material matter underlying the opinion.

The exhibit has been revised accordingly.

* * * * *
Acknowledgements

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declarethe filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert staff comments and the declaration of effectiveness a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Gary J. Simon at (212) 837-6770 with any questions or comments regarding the foregoing.

Thank you for your consideration.

                  Very truly yours,

                  /s/ Gary J. Simon
                  Gary J. Simon

Enclosure
cc:           Cristina L. Mendoza
Kenneth A. Lefkowitz